Intrusion, Inc.

101 East Park Blvd, Suite 1200

Plano, Texas 75074

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re:	Intrusion Inc. Registration Statement on Form S-1, as amended (File No. 333-273930) CIK No. 0000736012 Application of Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Intrusion, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, initially filed on August 11, 2023, File No. 333-273930, together with all exhibits thereto (collectively, the “Registration Statement”).

The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the planned registered offering of common stock under the Registration Statement at this time due to prevailing market conditions. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Sincerely,

Intrusion, Inc.

/s/ Anthony Scott
Name: Anthony Scott
Chief Executive Officer